Exhibit 1.1
CONTACTS

Chief Financial Officer
Meir Moshe
+972-3766-8610

Corporate Media Relations
Brian Gallagher
+1 201-785-3206
briang@radware.com

Radware Ltd. Announces Fourth Quarter 2014 Results

* Record Quarterly Revenue of $61.0 Million

* Quarterly Non-GAAP EPS $0.28

* Q4 and Annual Revenue Growth of 15% YoY

* Q4 Non-GAAP Operating Margin of 22%

TEL AVIV, ISRAEL: January 28, 2015 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported record quarterly revenues of $61.0 million for the fourth quarter of 2014. This represents an increase of 7% compared with revenues of $56.8 million for the third quarter of 2014, and an increase of 15% compared with revenues of $53.0 million in the fourth quarter of 2013.

Net income on a GAAP basis for the fourth quarter of 2014 was $9.2 million or $0.19 per diluted share, compared with net income of $7.8 million or $0.17 per diluted share for the third quarter of 2014 and to $5.7 million or $0.12 per diluted share in the fourth quarter of 2013.

Net income on a Non-GAAP basis for the fourth quarter of 2014 was $13.1 million or $0.28 per diluted share, compared with net income of $11.2 million or $0.24 per diluted share for the third quarter of 2014 and to $10.1 million or $0.22 per diluted share in the fourth quarter of 2013.

Revenues for 2014 amounted to $221.9 million, an increase of 15% compared with revenues of $193.0 million in 2013.

At the end of the fourth quarter 2014, the company’s overall cash position including cash, short-term and long term bank deposits and marketable securities amounted to $330.7 million.

“We’ve experienced another record quarter and strong year due to strong demand for our cyber security solutions,” says Roy Zisapel, president and chief executive officer, Radware.  “We are adding resources and increasing investments in order to accelerate our security and cloud solutions roadmap and market footprint.”

 During the fourth quarter of 2014, Radware released the following significant announcements:

•	Radware Announces Partnership with Adtech Global to Distribute, Integrate and Support IP Load Balancers for the Verint Impact 360 Recording Solution
•	Radware Research Reveals eRetailers Fail to Deliver Satisfactory User Experience – Despite Expected Growth of Online Shopping this Holiday Season
•	Radware Receives Multi-Million Dollar Contract from National Financial Services Company for Cyber-Attack Mitigation
•	Radware Announces High-Scale Application Delivery Controllers for Mobile Carriers and High-End Enterprise Data Centers
•	Radware’s Alteon Virtual Appliance (VA) Available on AWS Marketplace
•	Radware Introduces Cyber Attack Mitigation Service for Enterprise Customers
•	Radware to Discuss Dynamic Mobile Security Defense During Light Reading’s Mobile Network Security Strategies 2014 in New York City
•	Radware's Global Application & Network Security Report Reveals Cyber Attacks Now Longer and More Continuous, Lasting One Month on Average
•	Radware’s Attack Mitigation Device Helps Protect Data Centers of Leading Telecom Provider

Company management will host a quarterly investor conference call at 8:45am ET on January 28, 2015. The call will focus on financial results for the quarter ending December 31, 2014 and other matters related to the Company’s business.

The conference call will be webcast on January 28, 2015 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the fourth quarter 2014 call:

Participants in the US call: Toll Free 1 (800) 230-1766
International participants call: +1- 612 288-0340
Conference ID:  349497

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.

Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2015 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs, acquisition related expenses, expenses related to settlement with Israeli tax authorities and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC.  Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2013	December 31, 2014
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	20,067	44,979
Available-for-sale marketable securities	30,372	29,448
Short term bank deposits	84,387	29,989
Trade receivables, net	24,911	25,637
Other receivables and prepaid expenses	6,323	8,242
Inventories	14,190	16,844
	180,250	155,139
Long-term investments
Available-for-sale marketable securities	113,377	114,519
Long-term bank deposits	37,497	111,754
Severance pay funds	3,319	3,040
	154,193	229,313

Property and equipment, net	17,523	20,592
Intangible assets, net	5,070	4,756
Other long-term assets	1,629	3,572
Goodwill	30,069	30,069

Total assets	388,734	443,441

Current liabilities
Trade payables	8,798	9,817
Deferred revenues	38,674	41,966
Other payables and accrued expenses	19,232	24,340
	66,704	76,123

Long-term liabilities
Deferred revenues	20,036	25,382
Other long term liabilities	7,874	8,239
	27,910	33,621

Shareholders’ equity
Share capital	611	654
Additional paid-in capital	262,809	294,084
Accumulated other comprehensive income	1,733	211
Treasury stock, at cost	(25,984)	(41,153)
Retained earnings	54,951	79,901
Total shareholders’ equity	294,120	333,697

Total liabilities and shareholders' equity	388,734	443,441

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)
	For the three months ended December 31,		For the Year ended December 31,
	2013	2014	2013	2014
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Revenues	53,027	61,032	192,997	221,892
Cost of revenues	(10,054)	(10,594)	(36,735)	(39,732)
Gross profit	42,973	50,438	156,262	182,160
Operating expenses:
Research and development, net	10,723	11,245	40,983	44,081
Selling and marketing	21,928	24,542	82,815	93,203
General and administrative	4,708	4,922	14,895	19,797
Total operating expenses	37,359	40,709	138,693	157,081
Operating income	5,614	9,729	17,569	25,079
Financial income, net	1,101	1,383	4,494	5,802
Income before income taxes	6,715	11,112	22,063	30,881
Income taxes	(993)	(1,948)	(4,008)	(5,931)
Net income	5,722	9,164	18,055	24,950

Basic net earnings per share	$0.13	$0.20	$0.40	$0.55
Weighted average number of shares used to compute basic net earnings per share	44,749,807	46,138,320	44,760,197	45,308,554

Diluted net earnings per share	$0.12	$0.19	$0.39	$0.53
Weighted average number of shares used to compute diluted net earnings per share	46,595,955	47,362,844	46,716,929	46,894,615

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended December 31,		For the Year ended December 31,
	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)
GAAP net income	5,722	9,164	18,055	24,950

Stock-based compensation expenses, included in:
Cost of revenues	14	31	53	79
Research and development	434	412	1,562	1,421
Selling and marketing	667	860	2,550	2,950
General and administrative	516	758	1,207	2,932
	1,631	2,061	5,372	7,382
Amortization of intangible assets included in:

Cost of revenues	550	244	2,165	1,053
Selling and marketing	229	155	917	636
	779	399	3,082	1,689
Exchange rate differences, net on balance sheet items included in financial income, net	253	(26)	703	(163)

Acquisition related expenses	-	-	485	-

Litigation costs	1,695	1,480	3,470	6,418

Tax settlement	-	-	835	-

Non-GAAP net income	10,080	13,078	32,002	40,276

Non-GAAP diluted net earnings per share	$0.22	$0.28	$0.69	$0.86

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,595,955	47,362,844	46,716,929	46,894,615